Management Discussion and Analysis

February 29, 2016

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and six month period ended February 29, 2016 and February 28, 2015 and the audited consolidated financial statements for the years ended August 31, 2015 and 2014.  The MD&A was prepared as of April 11, 2016.  All amounts are in Canadian dollars, unless otherwise specified.

Highlights – for the six months ended February 29, 2016

Financial:

•

During the six month period ended February 29, 2016, the Company closed US $1,000,000 in gold loans.

Under the terms of the loan agreements, the gold loans are for a period of three year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.308 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.308 per share. There is no prepayment penalty.

•

On July 8, 2015, the Company closed US $1,530,000 million dollar "bullion loans”.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. The bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.27658 per share.  Interest is payable quarterly, either in cash or in shares at a price of US$0.27658 per share at the option of the lender. There is no prepayment penalty.

An 8% finder’s fee was paid through the issuance of 442,548 common shares at a price of $0.40 per share with a value of $177,019.

•

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown from escrow under which successfully closed on December 29, 2014.

Under the original financing terms, notes in the principal amount of US$10,000,000 were issued at an 8% discount, yielding an initial funding amount of US$9,200,000. The initial (closing) drawdown from escrow was US$1,766,558, and the balance of the funded amount (less expenses of issue) was placed in escrow to be available for future drawdowns, subject to the Company meeting certain financial ratios. The notes were to bear interest at 8% per annum, payable monthly.

Management Discussion and Analysis

February 29, 2016

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender -- under the amended financing, there is no escrow of funds -- and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8% per annum has thereafter been calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash was repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remained convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US$0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The maturity of the notes remained 24 months prepayable at the option of the Company 6 months after the original closing. The lender was entitled to resume mandatory redemptions of up to US$750,000 monthly commencing in May 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).  As noted, the lender opted to redeem the entire outstanding principal in shares and the loan is now fully repaid.

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to US$0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender received 500,000 common shares of the Company.

As of June 16, 2015, the lender redeemed the remaining outstanding balance into shares, which resulted in the issuance of 5,010,518 common shares with a fair value of $1,958,397 reducing the balance of convertible senior notes to $nil.

Operational:

•

Limited mining activities covering both the southern half (flooded for the most part) and northern half (new pit extension) of the South pit conducted during the 3 months ending 29 February 2016. The mining activities were interrupted by the heavy rains that are typical in the area during this period of the year.

•

Cumulative Total Ore stockpiled at the ROMPAD as of 29 February 2016 is 73,710.66 tonnes averaging 1.39g/t Au with total contained metal ounces of 3,300.42. Cumulative Total Ore stockpiled respectively on Pads# 1, 2 & 3 as of 29 February 2016 remained as 20,931.75t @ 2.29g/t Au (1,541.77Ozs);  12,943.78t @ 2.78g/t Au (1,155.55Ozs) & 12,087.90t @ 3.64g/t Au (1,416.65Ozs). Cumulative Total Ore mined from the South Pit (Rompad + Heap Leach Pads) as of 29 February 2016 stands at 119,725.59 tonnes averaging 1.86g/t Au with total contained metal ounces of 7,161.24.

Management Discussion and Analysis

February 29, 2016

•

Around 30 January 2016, the Company conducted its first smelting and gold pour from the pilot heap leach operations at Buckreef Gold mine. The Company recovered 5,863.20grams (188.51Ozs) of gold dore with an averaged purity of 91.64%. The smelting was conducted in the presence of authorities from the TMAA, MEM and TRA (Customs & Revenue) and gold dore was successfully exported to the Company agent in Zurich for further processing after payment of royalties due to the government.

•

Metallurgical results on the 3.9 tonne bulk sample (Buckreef South/Main oxide/transition ore-2t & Buckreef Main Pit sulphide ore-1.9t) were received from Bevex Mining Services and indicated a very promising 36-40% fine gold component that can be recovered (90%) by simple gravity recovery processing from all three types of ores tested. A detailed analysis is still in progress with a view to fine tune the final settings of the new CIL process plant proposed for the commercial operation of the Buckreef Mine.

•

Sphere Envirotech, an environmental consultant company submitted the Buckreef EMP document to the certifying authority, National Environment Management Council (NEMC). The Company now awaits a field check visit from NEMC prior to actual certification of the upgraded Buckreef EMP.

•

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam 2000, provided notice of Force Majeure under its Buckreef Gold Mine Re-Development JV Agreement with STAMICO, a parastatal wholly-owned by the Tanzanian government. The notice of Force Majeure was based upon several factors with the main ones being:

i.

The Company was requested by the Deputy Minister of Energy and Minerals, in a televised meeting held at the Buckreef Mine site, to provide an area of access for artisanal miners with an unreasonable 14 days of notice period for compliance or else the Company would lose some of its licenses.

ii.

The recurrent and intermittent invasions and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit, Eastern Porphyhry, Bingwa, Tembo and Mbagala prospects all within the active and enlarged Buckreef Special Mining License immediately after the 14-day deadline and also over a period of time since initial occupancy.

In order to show willingness to continue with the project,

a.

The Company did resume active mining on the South pit within 3 days (as workers had gone for their annual Xmas break in any case).

b.

The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and

Management Discussion and Analysis

February 29, 2016

land and water requirements. These terms were presented to the Minister of Mines via postal letter as well as email but to date no response has been received.

The Company is currently working through the Force Majeure process as provided for in the Buckreef Gold Mine JV Re-Development Agreement.

Overall Performance

As at February 29, 2016, the Company had current assets of $961,210, compared to $1,552,416 on August 31, 2015.  The decrease is mainly due to net expenditures on exploration of $564,995 (2015 - $1,743,008), additions to property, plant and equipment of $nil (2015 - $712,062) primarily in connection with the construction of the processing plant, and cash used in operations of $1,460,267 (2015 - $354,869) offset by proceeds from the gold bullion loan financing of $1,278,300 (2015 - $nil).  Mineral properties and deferred exploration assets were $45,198,918 as at February 29, 2016, compared to $48,150,191 at August 31, 2015.

Net loss for the six month period ended February 29, 2016 was $6,220,074, compared to a net loss of $903,740 in the comparable six month period ended February 28, 2015.  The main difference in net loss between the two periods is due to the following fluctuations:

-

Lower share based payment expense in the form of a recovery of $135,812 during the six month period ended February 29, 2016 ,as compared to $219,628 expense during the six month period ended February 28, 2015 due to the number of RSU’s forfeited during the current period resulting in a recovery of expense (see note 5 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015 for details of RSU’s issued),

-

A decrease in the gain on the revaluation of derivative liability to a loss of $127,000 for the six month period ended February 29, 2016, compared to $1,322,721 for the six month period ended February 28, 2015.

-

An increase in write offs of mineral properties to $3,516,268 during the six month period ended February 29, 2016, compared to $236,575 during the six month period ended February 28, 2015.

-

Interest accretion of $599,810, compared to $442,668 in the comparable period in 2015.  Finance costs in the current period represent interest in connection with the gold loan bullion loans, which were not present in the six month period ended February 28, 2015.  Finance costs in the comparative period represent interest in connection with the convertible senior notes, which were fully converted during the year ended August 31, 2015.

-

Finance costs of $125,673, compared to $147,966 in the comparable period in 2015.  Finance costs in the current period represent interest in connection with the gold loan bullion loans, which were not present in the six month period ended February 28, 2015.  Finance costs in the comparative period represent interest in connection with the convertible senior notes, which were fully converted during the year ended August 31, 2015.

Management Discussion and Analysis

February 29, 2016

The remainder of the expenses primarily decreased in comparison to the prior period as the Company looked to be more cost effective as it worked towards securing additional financing and moving its Buckreef project into production.  These variances are further discussed below.

During the six month period ended February 29, 2016, the Company issued 50,000 shares (2015 – 9,000 shares) pursuant to the RSU plan with a value of $120,500 (2015 - $19,440).  The Company also issued 184,742 (2015 – nil) shares with a value of $74,664 (2015 - $nil) in connection with interest payments related to the bullion loans completed during the year ended August 31, 2015.  In the comparative period, the Company issued 400,000 shares with a value of $264,000 in connection with a finder’s fee related to the convertible senior note financing completed in December 2014, which were fully converted during the year ended August 31, 2015.  In the current period, capital was utilized for the Buckreef Gold Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

C$ (000)
Funds available August 31, 2015	768
Net proceeds (repayments) from sales-leasebacks	(104)
Equipment purchases	-
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(389)
Proceeds from gold bullion loan	1,278
General corporate expenses	(1,460)
Funds available February 29, 2016	$93

At February 29, 2016, the Company had a working capital deficiency of $6,813,260 (August 31, 2015 – $4,684,253 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $84,066,579 (August 31, 2015 – $77,970,955) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at February 29, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.  Force majeure continues in effect at the Company’s Buckreef Project in Tanzania as described in Note 4 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015.

Management Discussion and Analysis

February 29, 2016

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its heap leach mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2015, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•

The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Management Discussion and Analysis

February 29, 2016

Selected Financial Information

	As at and for the six month period ended February 29, 2016	As at and for the year ended August 31, 2015	As at and for the year ended August 31, 2014
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(6,220,074)	$(8,995,697)	$(2,416,265)
Basic income (loss) per share	$(0.06)	$(0.09)	$(0.02)
Diluted income (loss) per share	$(0.06)	$(0.09)	$(0.02)
Total assets	$49,325,417	$53,108,859	$52,792,901
Total long term financial liabilities	$1,445,970	$680,000	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the six month period ended February 29, 2016 were $564,995, net of recoveries from the sale of gold of $267,892, compared to $1,743,008 for the six month period ended February 28, 2015.  The amount has decreased as compared with the prior year as the Company has had to allocate limited resources on core and crucial activities at the Buckreef property and other properties to keep the properties in good standing due to the limited financial resources as a result of difficult market conditions.  During the comparable period, the Company was in the process of actively bringing the Buckreef into production and as such incurred higher additions as compared to the current period once the financial difficulties hit the Company beginning with the second quarter in 2015.  As the Company is currently under Force Majeure on its Buckreef Project, only limited expenditures to keep the project ongoing are being incurred.

The Company also incurred property, plant and equipment additions of $nil (2015 - $716,775).  The amount was higher during the comparative period as the Company continued to finalize construction of the heap leach pads and processing plant which began during the year ended August 31, 2014.  Exploration activities have reduced as the Company is currently under Force Majeure on its Buckreef project and is working towards a resolution to continue towards the commencement of production and continue exploration work on other projects in its portfolio and at the same time is conscious about conserving its cash in the current economic downturn.

Net loss for the six month period ended February 29, 2016 was $6,220,074, compared to a net loss of $903,740 for the comparable six month period ended February 28, 2015.  For the three month period ended February 29, 2016 and February 28, 2015, there was a net loss of $5,057,062 compared to a net income of $337,661, respectively.  The main difference in net loss between the comparable periods ended February 29, 2016 and February 28, 2015 is mainly due to the variances discussed above.

Variances in the remaining expenditures is set out below:

For the six month period ended February 29, 2016, depreciation expense was $240,962, compared to $117,485 for the six month period ended February 28, 2015. The increase of $123,477 is due to additions to property, plant and equipment over the last quarter of the prior fiscal year resulting in higher amounts of depreciation on overall capital assets. The capital expenditure for the six month period ended February

Management Discussion and Analysis

February 29, 2016

29, 2016 was $nil as compared to $712,062 in the six month period ended February 28, 2015.  Capital expenditures were higher in the comparable period and commencing from the fourth quarter of fiscal 2014 is due to construction of the heap leach pads and processing plant.  The processing plant is currently not yet being depreciated as it is currently still under testing and commissioning.

Consulting fees for the six month period ended February 29, 2016 were $169,856, compared to $79,835 in the comparable six month period ended February 28, 2015.  Consulting expenses increased during the current period as the Company hired consultants in an effort to advance its Buckreef project.  The consultants were hired to advise as to the status of the processing plant and any modifications and changes to the operational process.  Consulting fees for the three months ended February 29, 2016 were $64,129 compared to $48,753 in the comparable period ended February 28, 2015. The reason for the increase for the three month period is the same as above.

Directors’ fees for the six month period ended February 29, 2016 were $162,708, compared to $158,181 in the comparable six month period ended February 28, 2015.  The amount was comparable to the same period in the prior year.  For the three month period ended February 29, 2016, director fees amounted to $70,324 (2015 - $78,907).  Director fees decreased between the two periods due to a lower RSU expense in the current period.

Office and general expenses for the six month period ended February 29, 2016 were $92,192, compared to $148,715 in the comparable six month period ended February 28, 2015.  Office and general costs decreased between the comparable periods due to cost reduction measures across all areas of the Company in light of the current economic conditions and resources available to the Company.  For the three month period ended February 29, 2016, office and general expenses were $16,822 compared to $70,688 in the comparable period ended February 28, 2015. The reason for the decrease for the three month period is the same as above.

Shareholder information costs for the six month period ended February 29, 2016 decreased to $91,188 from $184,472 for the comparable six month period ended February 28, 2015. The decrease is due to the additional reporting requirements in connection with the convertible senior note financing and operational updates during the previous quarter.  For the three month period ended February 29, 2016, shareholder information costs were $61,199 compared to $85,076 for the three month period ended February 28, 2015.  The reason for the decrease for the three month period is the same as above.

Professional fees decreased by $82,356 for the six month period ended February 29, 2016 to $148,781 from $231,137 for the six month period ended February 28, 2015.  Professional fees were higher during the comparable quarter as the Company deals with tax litigation in Tanzania, increased accounting costs surrounding the convertible senior note financing transaction and various business consulting fees on strategy regarding financings.  For the three month period ended February 29, 2016 professional fees went from $79,464 for the six month period ended February 28, 2015 to $74,024. The amounts were comparable between the two periods.

Salaries and benefits expense decreased to $504,021 for the six month period ended February 29, 2016 from $542,281 for the six month period ended February 28, 2015.  Salaries and benefits decreased as the former CFO left the Company and the new CFO came in at lower rates as well as the Company using consultants in the place of salaried employees which carries a lower cost than having salaried

Management Discussion and Analysis

February 29, 2016

employees.  The expenses for the corresponding three month period ending February 29, 2016 and February 28, 2015 were $284,536 and $250,255 respectively.

Share based payments for the six month period ended February 29, 2016 resulted in a recovery of $135,812, compared to an expense of $219,628 in the comparable six month period ended February 28, 2015.  Share based payments vary depending on the number of equity based compensation options issued and vesting.  See note 5 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015 for details.  The decrease is mainly due to RSUs forfeited during the period.  Director fee RSU expense was $91,145 and $66,381, respectively for the six month periods ended February 29, 2016 and February 28, 2015.

For the six month period ended February 29, 2016, travel and accommodation expense decreased by $14,701 from $32,081 in 2015 to $17,380.  For the three months ended February 29, 2016 and February 28, 2015, travel and accommodation expense decreased by $1,878 from $6,603 in 2015 to $4,725. Travel and accommodation expense decreased in conjunction with the overall Company wide effort to decrease expenditures.

For the six month period ended February 29, 2016, the foreign exchange loss was $222,133 compared to an exchange gain of $278,446 for the same three month period ended February 28, 2015. The Tanzanian Shilling exchange rate increased from 1,587 at August 31, 2015 to 1,591 at February 29, 2016.  The US Dollar exchange rate increased from 1.3157 at August 31, 2015 to 1.3531 at February 29, 2016.

The interest accretion expense for the six month period ended February 29, 2016 was $599,810, compared to $442,668 for the six month period ended February 28, 2015. The interest in the current period represent interest in connection with the gold loan bullion loans, which were not present in the six month period ended February 28, 2015.  Finance costs in the comparative period represent interest in connection with the convertible senior notes, which were fully converted during the year ended August 31, 2015.

During the six month period ended February 29, 2016, the Company agreed to abandon and wrote off $3,516,268 in expenses in various project areas (2015 – wrote off $236,575) (see note 3 of the unaudited interim condensed consolidated financial statements for the three and six month period ended February 29, 2016 and February 28, 2015 for details). The Company is continuously evaluating its mineral properties Licenses and Carry Forward Balances and makes adjustments as deemed necessary to reflect current plans to explore and develop licenses into the future.

A loss of $53,000 (2015 – gain of $176,000) was recognized during the six month period ended February 29, 2016 in connection with the revaluation of the warrant liability.  Warrant liability is revalued at every reporting period using the Black-Scholes model.  See note 7 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015 for details.

A loss of $127,000 (2015 – $1,322,721 gain) was recognized during the six month period ended February 29, 2016, in connection with the revaluation of the derivative liability.  The derivative liability is revalued at every reporting period using the Black-Scholes model.  See note 18 of the unaudited interim condensed consolidated financial statements for the three and six month period ended February 29, 2016 and February 28, 2015 for details.

Management Discussion and Analysis

February 29, 2016

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2016 Q2	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(5,057)	$(1,163)	$(2,030)	$(6,062)	$324	$(1,227)	$(1,649)	$(650)
Basic and diluted income (loss) per share	$(0.05)	$(0.01)	$(0.02)	$(0.06)	$0.00	$(0.01)	$(0.02)	$(0.01)

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding.  Previously, the Company obtained funding via private placements, public offering and various sources, including the Company’s President and CEO.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at February 29, 2016, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.  Force majeure continues in effect at the Company’s Buckreef Project in Tanzania as described in Note 4 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015.

At February 29, 2016, the Company had a working capital deficiency of $6,813,260 (August 31, 2015 – $4,684,253 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $84,066,579 (August 31, 2015 – $77,970,955) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Management Discussion and Analysis

February 29, 2016

Force Majeure:

On February 5, 2016, the Company, through its subsidiary Tanzam provided notice of Force Majeure under its agreement with STAMICO, owned by Tanzanian Treasury. The notice of Force Majeure is based upon the invasion and forced occupation by several hundred illegal miners of the Company’s properties including the South Pit and other areas within the Buckreef site, thereby endangering the Company’s team and preventing Tanzam from continuing its mining operations.

The Company was requested by the Deputy Minister of Energy and Minerals to provide an area of access for artisanal miners within 14 days of notice. The Company identified three potential areas with one to be designated for true artisanal mining, meaning without the use of mechanized mining equipment. Mining would not be allowed below the water table. The Company would also require artisanal miners to operate responsibly in accordance with Tanzanian mining and environmental law, and land and water requirements.

On the 15th day following notice, the occupation by illegal miners occurred as the Company refused to allow access to areas that represent a material portion of the deposit according to the Company’s NI 43-101 technical reports. The Company has communicated to both the Minister and the Deputy Minister, indicating its willingness to provide an area of access to legitimate artisanal miners.

The Company is currently working through the Force Majeure process.

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid its annual license fees since October 2014 with the exception of Buckreef mining licenses. As at February 29, 2016, an accrual of $556,991 (August 31, 2015 - $463,390) has been recorded relating to unpaid license fees. Note that these licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. To date, the Company has not received a letter of demand. The potential penalty relating to unpaid license fees is around $185,000 (August 31, 2015 - $75,000). The Company has recorded an accrual for all valid and active mining licenses.

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3 of the unaudited interim condensed consolidated financial statements for the three and six month periods ended February 29, 2016 and February 28, 2015), the Company is committed to rental payments of approximately $15,198 as at February 29, 2016 (August 31, 2015 - $27,199) for premises in fiscal 2016.

Convertible senior note

On March 25, 2015, the Company amended the terms of its convertible senior note financing, the first drawdown under which successfully closed on December 29, 2014.

The outstanding principal at the time of the amendment was US$9,250,000 representing the original USD$10,000,000 less the payment made as part of the lenders “mandatory redemption option”. The previously escrowed funds were returned to the lender.  Under the amended financing, there is no escrow of funds and the outstanding principal amount of the notes was reduced to US$1,450,000. Interest at 8%

Management Discussion and Analysis

February 29, 2016

per annum is calculated on the reduced principal amount only, effective from March 1, 2015. A maximum of US$300,000 in cash will be repayable in April, 2015, pursuant once again to the lender’s "mandatory redemption option."

The reduced amount of outstanding notes remain convertible at the option of the lender at 115% of the 5-day volume-weighted average trading price on the NYSE MKT of the Company's common shares as at December 9, 2014 (being US0.98). The terms of the 982,143 share purchase warrants issued to the lender on closing are unchanged; they remain exercisable for 5 years at the conversion price, and the lender may also opt to receive interest in common shares in lieu of cash at that price. The notes mature in 24 months and are prepayable at the option of the Company 6 months after the original closing. The lender may resume mandatory redemptions of up to US$750,000 monthly commencing in May, 2015 payable in cash or, subject to registration and certain financial criteria, shares at the option of the Company (at a price based on 90% of the then-current volume weighted average trading price).

The lender will be entitled to advance up to an additional US$4,000,000 to the Company in exchange for 8% discount notes subject to the same maturity and repayment terms (and entitlement to share purchase warrants) as currently apply, with a conversion price of US$0.98, subject to downward adjustment to $0.50, from and after September 30, 2015, under certain market conditions. In consideration of the amendments agreed to, the lender will receive 500,000 common shares of the Company.

The loss on amendment is presented net of gains on the conversion option occurring up to the time of amendment.

The balance of the convertible senior note is as follows:

August 31, 2015 and February 29, 2016
Note issued at face value ($10,000,000 USD)	$ 11,626,808
Discount on convertible note ($800,000 USD)	(930,145)
Conversion component of convertible note ($2,934,000 USD)	(3,359,000)
Transaction costs relating to convertible note – shares	(264,000)
Warrants issued to debenture holders	(443,000)
Transaction costs relating to convertible note – broker warrants	(72,000)
Transaction costs relating to convertible note – cash	(435,174)
Amortization of bond discount and transaction costs	540,980
Repayments – cash ($750,000 USD)	(933,825)
Reduction of conversion component on repayment	252,000
Foreign exchange	282,731
Balance, prior to amendment	$ 6,265,375
Reduction in notes on amendment	(4,521,501)
Redemption of convertible notes	(1,784,356)
Foreign exchange	40,482
Balance, August 31, 2015 and February 29, 2016	$ -

Management Discussion and Analysis

February 29, 2016

Derivative in convertible senior notes:

The conversion option is considered an embedded derivative as it is denominated in USD whereas the Company’s functional currency is the Canadian dollar. The feature is classified as a current liability on the statement of financial position and is carried at fair value as determined by the Black-Scholes option pricing model, with changes in fair value recorded as gains or losses in the statement of comprehensive loss.

The assumptions in valuing the embedded derivative on issuance at December 9, 2014 include an expected volatility of 74%, a risk free interest rate of 0.72% and an expected life of 2 years resulting in a fair value on issuance of $3,359,000.  As at August 31, 2015, the derivative in the convertible note was valued at $nil (August 31, 2014 - $nil), as the balance of the convertible notes was converted into shares.

Interest expense related to the Debentures amounted to $172,700 (2014 - $nil), as at August 31, 2015 and is recorded as finance charge in the statement of comprehensive loss. Accretion expense during the year ended August 31, 2015 totaled $540,980 (2014 - $nil).  All interest payments have been paid as of August 31, 2015.

During the year ended August 31, 2015, the lender redeemed $1,784,356 of convertible senior notes which were paid in shares, which resulted in the issuance of 5,010,518 common shares with a fair value of $1,958,397.  The resulting loss on redemption of convertible senior notes of $174,041 (2014 - $nil) is reflected as a loss for the year ended August 31, 2015.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

(a) Tanzanian Royalty Exploration Corporation entered into the following transactions with related parties:

Six month ended,	Notes	February 29, 2016	February 28, 2015
Legal services	(i)	$10,363	$212,935
Rent	(ii)	$15,199	$13,176
Rent	(iii)	$nil	$5,516
Consulting	(iv)	$79,202	$69,691
Consulting	(v)	$33,838	$91,215

(i) The Company engages a legal firm for professional services in which one of the Company’s directors is a partner.  During the six month period ended February 29, 2016, the legal expense charged by the firm

Management Discussion and Analysis

February 29, 2016

was $10,363 (2015 - $212,935).  As at February 29, 2016, $327,766 remains payable (August 31, 2015 - $315,994).

(ii) During the six month period ended February 29, 2016, $7,471 (2015 - $13,176) was paid to a company associated with the Company’s former Chairman and COO and his spouse for office rental.

(iii)  During the six month period ended February 29, 2016, $nil (2015 - $5,516) was paid to a company associated with the Company’s former CFO for office rental.  This office rental lease was cancelled effective November 1, 2014.

(iv) During the six month period ended February 29, 2016, $79,202 (2015 - $69,691) was paid for heap leach construction consulting and website/data back-up services to companies controlled by individuals associated with the CEO.

(v) During the six month period ended February 29, 2016, $33,838 (2015 - $91,215) was paid for grade control drilling, license fees and other consulting services to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

As at February 29, 2016, the Company has a receivable of $3,064 (August 31, 2015 - $nil) from an organization associated with the Company’s President and CEO.

As at February 29, 2016, the Company has a receivable of $5,541 (August 31, 2015 - $5,541) from the former general manager of the Company for amounts advanced on his behalf.

During the year ended August 31, 2015, the Company sold automotive and mining equipment in the amount of $243,805 to directors of the Company and $333,700 to the Company’s CEO for total proceeds of $577,505 as described in Note 4.  Pursuant to the agreements, the Company entered into 1-year lease agreements on the automotive and mining equipment with effective dates in May 2015. Per the terms of the leases, the Company agrees to purchase back the automotive and mining equipment at the end of the lease periods for a lump sum payment of USD$46,904. The initial base payments vary between the agreements and range between $3,500 and $8,000 payable monthly.  The effective interest rate on the capital lease obligation outstanding is between 20% and 30%.

As at February 29, 2016, the balance outstanding under capital lease obligations is $341,247 (August 31, 2015 - $496,559) and is repayable within 1 year based on the monthly payments as described above.  As such, the capital lease obligation is classified as a current liability.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Management Discussion and Analysis

February 29, 2016

Six months ended,	February 29, 2016		February 28, 2015
	Salaries and benefits (1)	Share based payments (2), (3)	Salaries and benefits (1)	Share based payments (2), (3)
Management	$ 160,956	$ 129,078	$ 184,642	$ 196,194
Directors	71,563	91,145	91,800	66,381
Total	$ 232,519	$ 220,223	$ 276,442	$ 262,575

    (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

     (2)   Compensation shares may carry restrictive legends.

     (3)   All RSU share based compensation is based on the accounting expense recorded in the year.

As at February 29, 2016, included in trade and other payables is $198,000 (August 31, 2015 - $133,000) due to these key management personnel with no specific terms of repayment.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (RSU Plan) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company.  To this end, the RSU Plan provides for the grant of restricted stock units (RSUs).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of September 29, 2015, the Board resolved to amend the suspension to 800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,700,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. RSU awards may, but need not, be subject to performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the award agreement.

Of the 1,700,000 shares authorized for issuance under the Plan, 1,418,862 (August 31, 2015 - 1,368,862) shares have been issued as at February 29, 2016.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are

Management Discussion and Analysis

February 29, 2016

made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income  The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 5 and 21 of the February 29, 2016 unaudited interim condensed consolidated financial statements for full disclosure.

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is

Management Discussion and Analysis

February 29, 2016

recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Management Discussion and Analysis

February 29, 2016

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  During the six month period ended February 29, 2016, the Company wrote off $3,516,268 of costs related to its mineral properties (2015 – $236,575).  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

The Company designated its other financial assets, derivatives in convertible senior notes and warrant liability as fair value through profit and loss, which are measured at fair value.  Fair value of other financial assets is determined based on quoted market prices and is categorized as Level 1 measurement.  Fair value of warrant liability and derivatives in convertible senior notes are categorized as Level 3 measurement as it is calculated based on unobservable market inputs.   Trade and other receivables and cash and cash equivalents are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables and convertible debt are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible debt are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Management Discussion and Analysis

February 29, 2016

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank, its short-term bank investments and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at February 29, 2016, or August 31, 2015.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The Company’s future interest income is exposed to changes in short-term rates.  As at February 29, 2016, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $1,000 (2015 - $3,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 29, 2016, the Company had current assets of $961,210 (August 31, 2015 - $1,552,416) and current liabilities of $7,774,470 (August 31, 2015 - $6,236,669). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $6,813,260 (August 31, 2015 - $4,684,253 working capital deficiency).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At February 29, 2016, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the funds of the Company are held in

Management Discussion and Analysis

February 29, 2016

Canadian currencies, the foreign currency risk associated with US dollar and Tanzanian Shilling financial instruments is not considered significant at February 29, 2016 and August 31, 2015.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 108,198,630 common shares outstanding, 1,382,143 share purchase warrants outstanding, and 1,360,091 RSUs outstanding.

Outlook

The Company’s Board of Directors has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Project as with part of the low cost cash flow generating mine projects including the Kigosi Gold project. The Company is also exploring and evaluating various mineral properties in the portfolio. In addition, management is of the opinion that Itetemia’s Golden Horseshoe Reef (GHR) represents a modest, yet robust, medium-grade, near surface gold deposit that warrants further feasibility investigations. As well, the Luhala property holds modest but low cost gold extraction potential.  Management has developed a conceptual production plan whereas Buckreef South Main resource is currently at mine development including the construction of low cost heap leach plant. This plan is part of a bigger plan aimed at advancing Buckreef (including Main, South, Bingwa and Tembo), Itetemia, Luhala and Kigosi projects through various stages of development into eventual production.

Management Discussion and Analysis

February 29, 2016

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Buckreef (a)	Kigosi (b)	Itetemia (c)	Luhala (d)	Lunguya (e)	Total
Balance, September 1, 2014	**$ 20,167,669**	**$ 14,091,520**	**$ 6,014,621**	**$ 3,394,390**	**$ 3,384,268**	**$ 47,052,468**
Exploration expenditures:						
Camp, field supplies and travel	444,640	32,780	-	-	-	477,420
License fees and exploration and field overhead	809,279	223,506	8,571	6,824	11,353	1,059,533
Geological consulting and field wages	44,940	-	-	-	-	44,940
Geophysical and geochemical	277,818	5,581	-	-	-	283,399
Property acquisition costs	-	-	57,246	-	-	57,246
Trenching and drilling	734,817	-	-	-	-	734,817
Asset retirement obligation (Note 21)	674,211	-	-	-	-	674,211
Recoveries	-	-	-	-	-	-
	2,985,705	261,867	65,817	6,824	11,353	3,331,566
	23,153,374	14,353,387	6,080,438	3,401,214	3,395,621	50,384,034
Write-offs	-	(2,144,993)	-	(47,152)	(41,698)	(2,233,843)
Balance, August 31, 2015	**$ 23,153,374**	**$ 12,208,394**	**$ 6,080,438**	**$ 3,354,062**	**$ 3,353,923**	**$ 48,150,191**
Exploration expenditures:						
Camp, field supplies and travel	168,844	16,756	-	-	-	185,600
License fees and exploration and field overhead	420,753	43,819	32,307	(1,418)	-	495,461
Geological consulting and field wages	17,965	-	-	-	-	17,965
Geophysical and geochemical	133,861	-	-	-	-	133,861
Property acquisition costs	-	-	-	-	-	-
Trenching and drilling	-	-	-	-	-	-
Asset retirement obligation (Note 21)	-	-	-	-	-	-
Recoveries	(267,892)	-	-	-	-	(267,892)
	473,531	60,575	32,307	(1,418)	-	564,995
	23,626,905	12,268,969	6,112,745	3,352,644	3,353,923	48,715,186
Write-offs	-	-	(153,588)	(8,757)	(3,353,923)	(3,516,268)
Balance, February 29, 2016	**$ 23,626,905**	**$ 12,268,969**	**$ 5,959,157**	**$ 3,343,887**	**$ -**	**$ 45,198,918**

Management Discussion and Analysis

February 29, 2016

Buckreef Project

Mine Development and Operations

Progress

The Buckreef Project is located in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef prospect encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North.

The Project is fully-licensed for mining and extraction of gold. The pilot Heap Leach gold extraction plant is 85% completed. The oxide/transition ore component from the Buckreef Prospect is one among other gold prospects including Bingwa and Tembo in the pipe line to generate cash flow in the short term to fund the development, mining and extraction of the main sulphide ore component for the entire Buckreef Project.

The following cumulative work was completed up to 29 February 2016:

•

Limited additional mining activities conducted on the pilot pre-production open-cut mine development targeted oxide & transition ore on the Buckreef South Prospect during the reporting quarter.  The initial pit design covered a deposit strike length of 300m with a proved reserve of 206,551 tonnes grading @ 1.54g/t with 10,225ozs total contained Au.  Up to 29 February 2016, a total of 119,725.59 tonnes with an average gold grade @ 1.86 g/t Au for 7,161.24 ounces of gold were extracted from the southern half of the Buckreef South pit (150m diameter) that has been mined to date.

•

Cumulative Total Ore stockpiled at the ROMPAD as of 29th February, 2016 is 73,710.66 tonnes averaging 1.39g/t Au with total contained metal ounces of 3,300.42. Cumulative Total Ore stockpiled respectively on Pads# 1, 2 & 3 as of 29 February 2016 is 20,931.75t @ 2.29g/t Au (1,541.77Ozs); 12,943.78t @ 2.78g/t Au (1,155.55Ozs) & 12,087.90t @ 3.64g/t Au (1,416.65Ozs).

•

Final definitive metallurgical results on the 3.9 tonne bulk sample (Buckreef South/Main oxide/transition ore-2t & Buckreef Main Pit sulphide ore-1.9t) were received from Bevex Mining Services and indicated a very promising 36-40% fine gold component that can be recovered (90%) by simple gravity recovery processing from all three types of ores tested. A detailed analysis is still in progress with a view to fine tune the final settings of the new CIL process plant proposed for the commercial operation of the Buckreef Mine.

•

Based on the positive metallurgical test results, Bevex Mining services, who visited Buckreef site in December 2015, have produced a final version of the CIL Process plant flowsheet that is now ready for distribution to the Board for a final decision on when to commence actual ground work and plant purchase and installation.

Management Discussion and Analysis

February 29, 2016

•

Sphere Envirotech, an environmental consultant company submitted the upgraded Buckreef EMP document to the certifying authority, National Environment Management Council (NEMC) and we now await a confirmatory field visit by NEMC prior to actual certification.

Exploration Projects

Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas culminated in the estimation of the following Mineral Resources by CSA Australia Pty (Ltd) (“CSA”).  The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

DOMAIN	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
TOTAL MAIN LODE		1,171,000	3,443,000	3.31	366,000
Footwall Lode	Indicated	141,000	409,000	1.92	25,000
	Inferred	128,000	380,000	2.57	31,000
TOTAL FOOTWALL LODE		269,000	789,000	2.23	57,000
TOTAL INDICATED		957,000	2,799,000	2.96	266,000
TOTAL INFERRED		483,000	1,433,000	3.39	156,000
GRAND TOTAL		1,440,000	4,232,000	3.11	422,000

Rounding results in computational discrepancies

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Special Mining License (SML) was commenced during the reporting period. The Company submitted all documentation required for the conversion of the Itetemia PL into a Special Mining License to the relevant authorities in the Ministry of Mines.

At the end of this reporting quarter Itetemia project area had 12 PLs covering a surface area of 55.47 square kilometers.

Kigosi Project

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for de-gazetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette has not been completed by government of Tanzania.

Management Discussion and Analysis

February 29, 2016

There were no developments on the Kigosi mining area degazetting process during the reproting quarter to allow mine development on the idling Kigosi Mining Licence.  The gold resource numbers for the Kigosi Project are, as at 1st September 2009 using a cut-off grade of 0.5g/t:-

Tables 1:Kigosi Project Resource (Measured and Indicated category)

Tables 2: Kigosi Project Resource (Inferred category)

The project has remained with 26 PLs and 1 mining license covering a surface area of 412.19 square kilometers.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Management Discussion and Analysis

February 29, 2016

Drilling at the Luhala Project has been concentrated on the Luhala Hills (Luhala Hill, Kisunge Hill, Shilalo Hill South and Shilalo Hill West). A total of 3,279m of diamond core drilling (26 holes) and 8,665m of RC drilling (144 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling conducted over the various deposits at Luhala, has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 2011 using a cut-off grade of 1.0g/t:

DOMAIN / ZONE	CLASSIFICATION	VOLUME (m3)	TONNES (t)	GRADE (g/t)	OUNCES oz
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
TOTAL LUHALA PROJECT		880,000	1,860,000	1.87	112,000
TOTAL INFERRED		880,000	1,860,000	1.87	112,000
GRAND TOTAL		880,000	1,860,000	1.87	112,000

Rounding results in computational discrepancies

The process of selecting a consultant to carry out feasibility study at the Luhala gold project has been completed and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the FS study works.

The project has remained with 5 PLs covering a surface area of 34.18 square kilometers.

Lunguya Project

The project has remained with 7 PLs covering a surface area of 90.23 square kilometers. However historical JV agreements covering the bulk of the areas in which exploration work was conducted and resources defined have lapsed hence the resources have been written off and no further work is planned on this project.

Exploration Projects

Following the Company’s decision to include mine development to its strategy of generating maximum revenue from its extensive portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences.  Efforts to revamp and clean up our current presentation of the TRX PL portifolio are at an advanced stage. This exercise was necessitated by the need to establish all outstanding, current and future financial liabilities and obligations arising from our total land-holdings.

A technical team that was formed to review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped will be engaged once the revamping and PL status update report is completed.

Management Discussion and Analysis

February 29, 2016

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2015 filed on SEDAR as the Company’s Annual Information Form.

Disclosure Controls and Procedures (“DC&P”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of DC&P.  Management conducted an assessment of the effectiveness of the DC&P in place as of February 29, 2016 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in filings.  Any system control over disclosure procedures, particularly for junior exploration companies, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all inaccuracies.  These limitations include limited personnel available for such work, geographical logistics and human error among others.  The Board of Directors assess the integrity of the public financial disclosures through the oversight of the Audit Committee.

Internal Control Over Financial Reporting (“ICFR”)

Requirements of NI 52-109 include conducting an evaluation of the effectiveness of ICFR.  Management conducted an assessment of the effectiveness of the ICFR in place as of February 29, 2016 and concluded that such procedures are adequate and effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with International Financial Reporting Standards.  Any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s controls are based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of February 29, 2016 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of February 29, 2016 and concluded that these controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

During the current period there have been no changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management Discussion and Analysis

February 29, 2016

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE MKT LLC trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at www.tanzanianroyalty.com

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.